AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

RECEIVED
2007 JUN 26 A 5:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 June 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

07024728

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 8 June 2007, Re: Application for further extension of time to comply with Paragraph 8.14C(2) and Practice Note No. 17/2005 of Bursa Malaysia Securities Berhad's Listing Requirements for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUN 29 2007
THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 6/26

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

General Announcement
Reference No **MM-070608-57691**

Submitting Merchant Bank	:	AMINVESTMENT BANK BERHAD
Company Name	:	AMSTEEL CORPORATION BERHAD
Stock Name	:	AMSTEEL
Date Announced	:	08/06/2007

Type	:	**Announcement**
Subject	:	**AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY")**

APPLICATION FOR FUTHER EXTENSION OF TIME TO COMPLY WITH PARAGRAPH 8.14C(2) AND PRACTICE NOTE NO. 17/2005 ("PN17") OF BURSA MALAYSIA SECURITIES BERHAD'S LISTING REQUIREMENTS ("LISTING REQUIREMENTS")

Contents :

This announcement is dated 8 June 2007.

We refer to the Company's announcement dated 6 April 2007 on the approval for an extension of time from Bursa Malaysia Securities Berhad **("Bursa Securities")** until 30 June 2007 for the Company to make the requisite announcement of the Company's regularisation plan **("RA")** and 31 July 2007 to submit its regularisation plan to the Securities Commission and other relevant authorities for approval **("Submissions")** and the announcement dated 1 June 2007 on the status of the regularisation plan and to notify that the Company had made an application to Bursa Securities for a further extension of time for the Company to make the RA and the Submissions **("Application")**.

AmInvestment Bank Berhad, on behalf of the Board of Directors of Amsteel, hereby announce that Bursa Securities, had vide its letter dated 8 June 2007 informed that Bursa Securities is not able to consider the Application as the decision to grant the Company an extension of time as stated in their earlier letter dated 6 April 2007 (which was announced on even date) is final.

Hence, in the event the Company fails to make the RA in accordance with paragraph 8.14C and PN17 of the Listing Requirements by 30 June 2007, Bursa Securities will proceed to de-list and remove the securities of the Company from the Official List of Bursa Securities upon the expiry of 7 market days from the date the Company is notified by Bursa Securities or such other date as may be specified by Bursa Securities.

END